Exhibit 99.3

Ability, Inc. Announces Nomination of Three New Independent Directors

Major General (Ret.) Amos Malka, Amnon Dick, and Shalom Singer Will Bring Experience and
Proven Strategic Counsel to Ability’s Board of Directors

TEL AVIV, ISRAEL, Nov 21, 2016 / PRNewswire / – Ability, Inc. (NASDAQ/TASE: ABIL), a leading provider of innovative tactical communications intelligence solutions, today announced that three highly experienced directors have been nominated for election to its Board of Directors at its upcoming annual meeting scheduled to be held on December 19, 2016.

Anatoly Hurgin, the Company’s Chief Executive Officer, stated, “As Ability continues to evolve, increasingly focused on our disruptive ULIN technology, we believe this newly reconstituted Board with its proven experience and deep industry connections is best equipped to help us deliver on Ability’s potential and enhance the Company’s sustainable, long-term value.” Mr. Hurgin continued, “That such experienced and respected directors have agreed to join Ability’s Board is a clear vote of confidence in the Company. I am certain that the seasoned professionals we have nominated to the Board will help guide the Company by providing unique solutions to help governments and law enforcement agencies overcome challenges related to crime and terrorism. On behalf of the Company, I thank Benjamin Gordon, Mitchell I. Gordon and Derek Zissman for their service to the Company.”

The new nominees for election as directors are:

●	Maj. Gen. (Ret.) Amos Malka, the former Head of the Israeli Defense Intelligence and Commander of the Israel Defense Forces Ground Forces Command, is a preeminent expert in national strategy, intelligence, homeland security, counter terrorism and cyber security. Mr. Malka currently serves as the chairman of the board of directors of TAT Technologies Ltd., whose shares are listed on both the Tel Aviv Stock Exchange (“TASE”) and NASDAQ. Mr. Malka is the founder and chairman of Nyotron Information Security Ltd., a privately-held cyber security provider based in Israel and Silicon Valley. Mr. Malka is also the founder and owner of Spire Security Solutions, a strategic consulting firm. Mr. Malka holds a B.A. in history from Tel Aviv University and is a graduate of the IDF Staff and Command College and the Israel National Defense Academy. Upon his election to Ability’s Board of Directors, Mr. Malka is expected to serve on the Board’s Compensation Committee.

●	Amnon Dick currently serves as a member of each of the board of directors, corporate governance committee and remuneration committee of Bank Hapoalim, Israel’s largest bank. From 2003 to 2005, Mr. Dick served as the chief executive officer of Bezeq The Israel Telecommunications Corp. Ltd. (“Bezeq”), Israel’s largest telecommunications provider. In his role as CEO, Mr. Dick led the formerly state-owned Bezeq through one of the most important and complex privatizations in the history of the Israeli economy. From 1994 to 2003, Mr. Dick served on each of the board of directors and the audit committee of Israel Chemicals Ltd., a multinational chemicals manufacturer. From 1997 to 2001, Mr. Dick served as the chairman and Chief Executive Officer of Elite International, a major player in the global coffee industry (today part of Strauss Group Ltd.). From 1993 to 1995, Mr. Dick served as the Chief Executive Officer of Jafora-Tabori Ltd., a leading beverage company. Mr. Dick started his career at Coca-Cola Israel, where he held several senior leadership positions. Mr. Dick received his undergraduate degree in economics from Tel-Aviv University and an M.B.A. from Tel-Aviv University. Upon his election to Ability’s Board of Directors, Mr. Dick is expected to serve as its Chairman. Mr. Dick is also expected to serve on each of the Audit and Compensation Committees of the Board.

●	Shalom Singer currently serves as the Managing Partner of Singer Meister Ltd., private market advisors. Mr. Singer is also the chairman and has 26% shareholding in Robert Marcus Loss Adjusters Ltd., one of the largest loss adjusters firms in Israel. Mr. Singer also serves as a member of each of the board of directors, the audit committee and the financial statements committee of TASE-listed Hadera Paper Ltd., a leading manufacturer of paper and paper-related products in Israel. From 2006 to 2008, Mr. Singer served as the chairman of the investment committee of profit participating policies at Clal Insurance Company Ltd., one of the leading insurance and pension companies in Israel. Between 2003 and 2005, Mr. Singer served as the chairman of the board of directors and chief executive officer of Kagam Central Pension Fund. Between 1999 and 2002 Mr. Singer served as executive vice chairman of the board of directors of Elbit Imaging Ltd., whose shares are listed on NASDAQ and the TASE. Mr. Singer has also served on each of the board of directors and financial statements committees of the following TASE-listed companies: Scope-Ex Metal Trading & Technical Services Ltd. (2006-2015); Scailex Corporation Ltd. (2006-2014), where he was also a member of the audit committee; and Israel Petroleum Enterprises Ltd. (2005-2015), where he was also a member of the audit committee. From 1991 to 1992, Mr. Singer served as the Director General of the Israeli Ministry of Finance. Between 1986 and 1990, Mr. Singer also served as chief executive officer of First International Bank of Israel, a TASE-listed company and the fifth largest bank in Israel. Mr. Singer also served as the chairman of the Association of Banks in Israel and was a member of the Bank of Israel Advisory Committee for Banking Affairs and the Government-held Companies Authority Advisory Committee. Mr. Singer also represented Israel’s Ministry of Finance in his service on the board of directors of Israel Chemicals Ltd. Mr. Singer is a graduate of the Faculty of Accountancy at Haifa University. Upon his election to Ability’s Board of Directors, Mr. Singer is expected to serve as the chairman of the Board’s Compensation Committee and as a member of each of the Audit and Nominating Committees.

The new nominees are expected to replace current Board members Benjamin Gordon, Mitchell I. Gordon and Derek Zissman, who will serve out the end of their terms until the upcoming annual meeting. Following their election to the Board of Directors at the Company’s upcoming annual meeting, Messrs. Malka, Dick and Singer will join Anatoly Hurgin, the Chief Executive Officer and Chairman of Ability’s Board of Directors, Alexander Aurovsky, Ability’s Chief Technology Officer, Efraim Halevy, and Meir Moshe on Ability’s Board of Directors. Messrs. Hurgin and Aurovsky have indicated that they intend to vote their shares, representing approximately 65% of the Company’s issued and outstanding common stock, for the election of Messrs. Malka, Dick and Singer as well as the other director nominees to the Board. Following the Company’s annual meeting, Ability’s Board of Directors will remain at seven members, five of whom will qualify as “independent” pursuant to the NASDAQ listing rules.

About Ability, Inc.

Ability, Inc. (“Ability” or the “Company”) is the sole owner of Ability Computer & Software Industries Ltd., following the December 2015 closing of the business combination between Cambridge Capital Acquisition Corporation, Ability Computer & Software Industries Ltd. and Ability.

Headquartered in Tel Aviv, Israel, Ability Computer & Software Industries Ltd. was founded in 1994. Ability provides advanced interception, geolocation and cyber intelligence tools used by security and intelligence agencies, military forces, law enforcement and homeland security agencies worldwide. Governments and government agencies in over 50 countries have used Ability’s cutting-edge technology. Ability offers a broad range of lawful interception, decryption, cyber and geolocation solutions for cellular and satellite communication, including ULIN, or Ultimate Interception, the first-to-market SaaS strategic interception system with voice, text and geolocation capabilities without geographic limitation. State-of-the-art technology underpins Ability's scalable offerings, which can be tactical-and-portable, or strategic-and-fixed, depending on its customers' needs. Additional information regarding Ability may be found at http://www.interceptors.com.

Caution Regarding Forward-Looking Statements

This press release contains "forward-looking statements." Words such as "may," "should," "could," "would," "predicts," "potential," "continue," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," and similar expressions, as well as statements in the future tense, often signify forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results and may not accurately indicate when such performance or results will be achieved. Forward-looking statements are based on information available to the Company when such statements are made or management's good faith belief with respect to future events as of the time such statements are made, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. The Company assumes no obligation to publicly update or revise its forward-looking statements as a result of new information, future events or otherwise.

Investor Relations Contacts:

Hayden/ MS-IR LLC

Miri Segal

Tel: +917-607-8654

E-mail: msegal@ms-ir.com

or

Brett Maas

Tel: 646-536-7331

brett@haydenir.com

3